Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,	Year Ended December 31,
	2014	2013	2012	2011
	(dollars in thousands)

Earnings:

Income (loss) before income taxes	$58,984	$22,334	$(2,606)	$60,499
Add: Fixed charges	34,786	30,926	25,452	22,126
Total Earnings Available for Fixed Charges	$93,770	$53,260	$22,845	$82,625

Fixed Charges:
Interest expense	$34,659	$30,774	$25,292	$21,994
Rental expense attributable to interest	127	151	160	131
Total Fixed Charges	$34,786	$30,926	$25,452	$22,126
Ratio of Earnings to Fixed Charges	2.7	1.7	0.9	3.7